URANIUM RESOURCES, INC.	405 State Highway 121 Bypass
Building A, Suite 110
Lewisville, TX 75067

July 22, 2013

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant

Re:          Uranium Resources, Inc.

Form 10-K filed for Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 001-33404

Ladies and Gentlemen:

Uranium Resources, Inc. (the “Company”) is in receipt of a comment letter, dated July 8, 2013, from the Staff of the U.S. Securities and Exchange Commission with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012 (the “Comment Letter”).

Pursuant to a telephone call with Blaise Rhodes today, the Company requested, and Mr. Rhodes agreed, that an extension of an additional ten business days for the Company to respond to the Comment Letter is appropriate in order to permit sufficient time for an internal review of its response at the appropriate levels of the Company. As requested by Mr. Rhodes, we are hereby submitting such request in writing and this confirms that the Company will respond to the comments of the Staff set forth in the Comment Letter on or before August 5, 2013, which is ten business days from the date by which a response was originally requested in the Comment Letter.

Please do not hesitate to contact the undersigned at (303) 531-0473 if you have any questions or comments in regard to this letter. Thank you very much.

Sincerely,

/s/ Jeffrey L. Vigil

Jeffrey L. Vigil
Vice President and Chief Financial Officer